Buenos Aires, December 1, 2005

Dear Sirs,

We are pleased to inform that at the Board Meeting held yesterday, resignation submitted by Eng. Marcelo Figueroa to the position of Operations Director was accepted, since he was offered to be "Country Manager" of BG in Philippines. Eng. Patricia Laura Carcagno has been designated in his place as of today.

Sincerely yours,

Magdalena Gonzalez Garaño

Market Relations